U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549




                         SCHEDULE 14F-1




        INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 14f-1 THEREUNDER

                Commission File Number 000-50678

                      SYNTONY GROUP, INC.
       (Name of registrant as specified in its charter)


               Utah                     87-0369068
      (State of Incorporation) (I.R.S. Employer Identification
                                          Number)

                     605 South State Street
                   Salt Lake City, Utah 84111
            (Address of principal executive offices)

                       (801) 550-5800
      (Registrant's telephone number, including area code)



























                      SYNTONY GROUP, INC.
                     605 South State Street
                   Salt Lake City, Utah 84111

                       _________________

     INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
   SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                       _________________

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

General

     This Information Statement is being delivered on or after June 30, 2006, to the holders of shares of common stock, par value $0.0001 of Syntony Group, Inc., a Utah corporation (the "Company"). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

     Effective June 30, 2006, Michael Vardakis, the principal shareholder of the Company ("Vardakis"), entered into a Stock Purchase Agreement (the "Agreement") with David Price ("Price"), pursuant to which, among other things, Vardakis agreed to sell to Price and Price agreed to purchase from Vardakis, 12,345,001 shares of common stock, par value $0.0001 per share ("Common Stock"), of the Company owned of record and beneficially by Vardakis (the "Purchased Shares"). Under the terms of the Agreement, Price assigned all of his rights and obligations with respect to the Purchased Shares as follows: 12,325,001 shares to Tendall FZCO, a Dubai Free Zone corporation owned and controlled by Price ("Tendall"); 10,000 shares to Allain U. Vetterli ("Vetterli"); 5,000 shares to Ian Ilsley ("Ilsley"); and 5,000 shares to Robert Lawrence Banner ("Banner"). Each of Price, Tendall, Vetterli, Ilsley and Banner is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act"). The aggregate purchase price for the Purchased Shares is $600,000, or approximately $0.0486 per share. The Purchased Shares represent approximately 90.0% of the 13,723,462 issued and outstanding shares of Common Stock. The purchase and sale of the Purchased Shares took place at a closing (the "Closing") held on June 30, 2006.

     Effective June 30, 2006, Vardakis entered into an Installment Purchase Agreement (the "Installment Agreement") with Price, pursuant to which, among other things, Vardakis agreed to sell to Price and Price agreed to purchase from Vardakis, an additional 600,000 shares of Common Stock of the Company owned of record and beneficially by Vardakis (the "Installment Shares").
Under the terms of the Installment Agreement, Price assigned all of his rights and obligations under the Installment Agreement with respect to the Installment Shares to Jockey Holdings LTD, a British West Indies corporation ("Jockey"). Jockey is an accredited investor. The aggregate purchase price for the Installment Shares is $300,000, or $0.50 per share. The Installment Shares represent approximately 4.4% of the 13,723,462 issued and outstanding shares of Common Stock. The Installment Agreement provides that the purchase price for the Installment Shares will be paid in 12 consecutive monthly installments, without interest, commencing on October 31, 2006, and on the last day of each month thereafter through and including September 30, 2007.
If any such date is not a business day, the installment will be due on the following business day. There are a series of conditions to the purchase and sale of the Installment Shares, including: (i) Vardakis putting the Installment Shares and 300,000 additional shares of Common Stock owned of record and beneficially by Vardakis into escrow pursuant to an Escrow Agreement (the "Escrow Agreement") among Vardakis, Price, Jockey and Hirshfield Law as Escrow Agent, to ensure Vardakis' performance under the Installment Agreement; and (ii) Price putting 2,000,000 of the Purchased Shares into escrow pursuant to the Escrow Agreement to ensure the performance of Price's assignee under the Installment Agreement.

     This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

     In connection with the Agreement, a change of control will be effected. Tendall, which owns approximately 90% of the Company's issued and outstanding voting Common Stock, will have control of the Company following its acquisition of 12,235,001 of the Purchased Shares at the Closing. The two persons to be named as directors of the Company pursuant to the Agreement, identified below as the first two names, will be added to the Board of Directors at the Closing, joining the present two directors of the Company, Vardakis and Matthew C. Lords ("Lords"). The Agreement provides that Vardakis and Lords will resign as officers of the Company at the Closing and that the persons listed below as officers will succeed them. The Agreement also provides that after the expiration of the 10-day period referred to in Rule 14f-1 ("Rule 14f-1") promulgated by the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"), the third person named below will be added to the Board of Directors of the Company and Vardakis and Lords will resign as directors of the Company. Prior to the Closing, Vardakis and Lords were the only directors and officers of the Company. Prior to the Closing, Vardakis owned of record and beneficially 13,245,001 shares of Common Stock of the Company, which represents approximately 96.5% of the outstanding common stock. After giving effect to his sale of the Purchased Shares and the Installment Shares, Vardakis will own of record and beneficially 300,000 shares of Common Stock of the Company, which will represent approximately 2.2% of the outstanding Common Stock of the Company. Following Closing of the Agreement and the expiration of the 10-day period referred to in Rule 14f-1, the Board of Directors of the Company and the Company's officers shall consist of the following persons:

Name                            Age    Position
------------------------------  ---   -------------------------------------
Ian Ilsley                       57   Director
27 Princesse Grace
Monte Carlo
98000 Monaco

Alain U. Vetterli                43   Director, Chief Executive Officer, Chief
P. O. Box 54685                       Financial Officer and Secretary
Al Hudeiba Street
Al Maskan 1 Building
Apt A 006
Dubai, United Arab Emirates

Robert Lawrence Banner           63   Director
26 Rutland Court
London SW7 1BW, England

     Each of the directors will hold office until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal. The following is information concerning the business backgrounds of each of the persons who will become directors following the Closing of the Agreement or at the expiration of the 10-day period provided for in Rule 14f-1, together with an identification of each other corporation which files reports under the Exchange Act for which such persons serve as directors.

     Ian Ilsley. Since 1984, Mr. Ilsley has been the Managing Director of Bureau d'administration de Services et d'Etudes (Monaco), a small but long-established Monegasque financial services and management consulting business that offers trust, offshore management and tax planning and related activities. Since 1998, Mr. Ilsley has also been the Managing Director of Garnham & Co. Limited (Bermuda), a corporate consultancy/corporate finance business operating under the Garnham and Fulton Partners names.

     Mr. Ilsley holds a degree in accountancy and business studies form Thames Valley University and is qualified as a Chartered Certified Accountant.

     Alain U. Vetterli. Since 2005, Mr. Vetterli has been the Chairman and Chief Executive Officer of A&M Corp. FZCO (Dubai), a business consulting company. Between 2000 and 2005, Mr. Vetterli was the Director General for Switzerland for PROSEGUR S.A., a globally acting security company.

     Mr. Vetterli received a BA in business and administration in 1981 from Swiss Business School and an MA in English from the University of Miami.

     Robert Lawrence Banner. Mr. Banner is currently retired. Between 2001 and 2005, Mr. Banner was the Chairman of Morgan Brookes plc, a voice and data network integrator, and between 2001 and 2004, he was the Executive Chairman of Atex Media Command, a developer and deployer of mission-critical advertising, editorial, circulation and business intelligence solutions.

     Mr. Banner attended courses at Manchester University and the Paris Chamber of Commerce Management School and is qualified as a Chartered Certified Accountant.

     There are no family relationships among directors or executive officers of the Company and no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940. Officers serve at the discretion of the Board of Directors.

Voting Securities of the Company

     On June 30, 2006, there were 13,723,462 shares of Common Stock of the Company issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table shows information concerning the identification and address of each person which prior to the Closing was the beneficial owner of more than 5% of the Company's 13,723,462 shares of Common Stock, the Company's only outstanding class of voting securities and each person that was an officer or director of the Company:

Name and Address of         Title of Class  Amount and Nature of    Percent of
Beneficial Owner                            Beneficial Ownership      Class
--------------------------  --------------  --------------------  -----------
Michael Vardakis (1)         Common Stock      13,245,001 Direct        96.5%
601 South State
Salt Lake City, Utah 84111

Matthew C. Lords             Common Stock           5,000 Direct  Less than 1%
2002 South Laurelhurst Drive
Salt Lake City, Utah 84108
-----------
(1) Mr. Vardakis and Mr. Lords were the Company's sole officers and directors until the Closing and will continue as directors with Mr. Ilsley and Mr. Banner until the expiration of the 10-day period contemplated by Rule 14f-1. Under the terms of the Agreement, after the Closing, 300,000 of these shares will be subject to a "lockup" for a period of two years and held in escrow pursuant to the Escrow Agreement.

Certain Relationships and Related Party Transactions

     There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement and the Installment Agreement.

Changes in Control

     Since March 1, 2003, Vardakis has served as the President and Treasurer of the Company and one of the Company's two directors, and he has held the right to vote the shares of Common Stock of the Company referred to in the above table.

     Following completion of the purchase and sale of the Purchased Shares and the Installment Shares, Vardakis will remain as one of four directors until the expiration of the 10-day period referred to in Rule 14f-1 and will no longer be deemed to be in control of the Company. The following table sets forth the name and address of each person who will be the beneficial owner of more than 5% of any class of voting securities of the Company or a an officer or director of the Company following the Transaction, and the shares held directly or indirectly by the officers and directors as a group.

Name and Address of         Title of Class  Amount and Nature of    Percent of
Beneficial Owner                            Beneficial Ownership      Class
--------------------------  --------------  --------------------  -----------
Tendall FZCO                Common Stock     12,325,001 Direct        90.0%
Airport Free Zone
P. O. Box 211748
Dubai, United Arab Emirates

Ian Ilsley                  Common Stock          5,000 Direct    Less than 1%
27 Avenue Princess Grace
Monte Carlo 98000 Monaco

Alain U. Vetterli           Common Stock         10,000 Direct    Less than 1%
P. O. Box 54685
Al Hudeiba Street
Al Maskan 1 Building
Apt A 006
Dubai, United Arab Emirates

Robert Lawrence Banner      Common Stock          5,000 Direct    Less than 1%
26 Rutland Court
London SW7 1BW, England

All officer and directors
as a group (3 persons)      Common Stock         20,000 Direct    Less than 1%

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Agreement Transaction is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

     No compensation or remuneration was paid to any Executive Officer or any member of the Board of Directors of the Company or any other person in those capacities during the last three fiscal years, or during 2006. There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

     Because the Company has had no business operations and has had two directors and two executive officers since March 20, 2003, the Company has not established a standing audit, nominating or compensation committee or committees. As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act.

     Likewise the Company has no charter for its Audit Committee. The Company has no website. Following the Closing, it is intended that the Board of Directors will include at least one person who qualifies as an independent audit committee financial expert.

     The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

     During the fiscal year ended December 31, 2005, the Directors of the Company held three in-person meetings and executed one unanimous written consent without an actual meeting.

Compliance with Section 16(a) of the Securities Act of 1934

     Section 16(a) of the Exchange requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of June 20, 2006, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with.

                           SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           SYNTONY GROUP, INC.
                                           A Utah corporation

                                           By: /s/ Michael Vardakis
                                           Michael Vardakis, President and
                                           Treasurer

June 30, 2006